Lisa Proch Talcott Resolution Law Group The Hartford* One Hartford Plaza (NP4-TR1) Hartford, CT 06115 Tel. 1-860-547-4390 lisa.proch@thehartford.com

October 19, 2018

VIA EDGAR

Mr. Sonny Oh
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8629
Attention: Division of Investment Management

Re:    Talcott Resolution Life Insurance Company ("Registrant")
File No. 333-227832    CRC Generations     Accession No. 0001628280-18-012541
File No. 333-227833    CRC Select 1        Accession No. 0001628280-18-012540
File No. 333-227830    CRC Select 2        Accession No. 0001628280-18-012539
File No. 333-227829    CRC Select 3        Accession No. 0001628280-18-012538
File No. 333-227831    CRC Harvestor        Accession No. 0001628280-18-012543

Mr. Oh:

Pursuant to Rule 477(a) the Registrant hereby respectfully requests that the above-referenced registration statements on Form S-3, which were transmitted on October 15, 2018 be withdrawn.  No sales of these products has taken place as the registration statements have not yet been declared effective.

If you have any questions concerning this filing, please do not hesitate to contact me at (860) 843-8335.

Very truly yours,

/s/ Lisa Proch
Lisa Proch
General Counsel